Exhibit 99.1

Cenovus announces closing of $1.5 billion bought-deal

common share financing

Calgary, Alberta (March 3, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) (“Cenovus”) has closed its previously announced bought-deal common share financing. A total of 67.5 million common shares were sold at a price of $22.25 per share (the “Offering”) for gross proceeds of approximately $1.5 billion. Cenovus intends to use the net proceeds from the Offering to partially fund the company’s previously announced $1.8 billion to $2.0 billion capital expenditure program for 2015, to repay commercial paper outstanding as it matures and for general corporate purposes.

The Offering was made through a syndicate of underwriters (the “Underwriters”) led by RBC Capital Markets and TD Securities Inc., and included BMO Capital Markets, CIBC World Markets Inc., Scotia Capital Inc., Barclays Capital Canada Inc., J.P. Morgan Securities Canada Inc., Merrill Lynch Canada Inc., Credit Suisse Securities (Canada) Inc., Morgan Stanley Canada Limited, AltaCorp Capital Inc., BNP Paribas (Canada) Securities Inc., Desjardins Securities Inc., Cormark Securities Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd., National Bank Financial Inc., Peters & Co. Limited, Raymond James Ltd., and UBS Securities Canada Inc.

The Offering was completed by way of a short form prospectus in all of the provinces and territories of Canada and was registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system. These documents may be accessed for free by visiting SEDAR at sedar.com or EDGAR at sec.gov.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “intends”, “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “projected”, “future”, “could”, “should”, “focus”, “proposed”, “schedule”, “potential”, “capacity”, “may”, “strategy” or similar expressions and includes suggestions of future outcomes, including statements about Cenovus’s planned capital expenditure program and the use of the proceeds of the Offering. Readers are cautioned not to place undue reliance on forward-looking information as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which this forward-looking information is based include: assumptions disclosed in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially are identified in our Management’s Discussion and Analysis for the year ended December 31, 2014

(“2014 MD&A”) and remain accurate as of the date of this release. For a full discussion of our material risk factors, see “Risk Factors” in our most recent Annual Information Form/Form 40-F, “Risk Management” in our 2014 MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and our website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $23.1 billion.

CENOVUS CONTACTS:

Investor Relations	Media
Susan Grey	Brett Harris
Director, Investor Relations	Media Lead
403-766-4751	403-766-3420

Graham Ingram	Media Relations general line
Senior Analyst, Investor Relations	403-766-7751
403-766-2849

Anna Kozicky
Senior Analyst, Investor Relations
403-766-4277